Exhibit 99.1

Organigram Expands Leadership Team with the Appointment of Chief Strategy Officer and Newly Appointed Chief Financial Officer

Paolo De Luca, current CFO, appointed Chief Strategy Officer

Derrick West, currently on Board of Directors, joins as Chief Financial Officer

MONCTON, New Brunswick--(BUSINESS WIRE)--March 4, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that effective today Paolo De Luca, the Company’s current Chief Financial Officer (“CFO”) has been appointed Chief Strategy Officer and Derrick West, currently on the Company’s Board of Directors, is joining the Company as its CFO.

“In this highly dynamic and growing industry, we are strengthening the skill and scope of our leadership team," said Greg Engel, Chief Executive Officer. “I am thrilled to have Paolo take on the role of Chief Strategy Officer. He has been intimately involved in our strategy development since he joined Organigram and has an excellent track record of rapidly and profitably scaling the Company through substantial growth. This dedicated role will allow him to resolutely focus on the ongoing evolution and execution of strategy critical to our continued success. At the same time, our leadership team is benefiting from the appointment of Derrick West, an experienced finance and accounting professional with strong knowledge of Organigram and the industry after serving on the Board of Directors, including as Chair of the Audit Committee, over the last two years.”

Mr. De Luca has served as the Company’s CFO since December 2017. He is a Chartered Professional Accountant and Certified Financial Analyst Charterholder and holds a Bachelor of Business Administration from the Schulich School of Business. Prior to joining Organigram, he held senior diversified roles in both public and private international companies including Potash Ridge, C.A. Bancorp, TD Securities and one of Canada’s leading alternative asset management firms, West Face Capital. During his tenure as Organigram’s CFO, Mr. De Luca collectively oversaw more than a quarter of a billion dollars in capital raises including equity capital, convertible debt and traditional bank debt financing and saw the company successfully migrate to the Toronto Stock Exchange and the NASDAQ Global Select Exchange. In this new role, he will be responsible for establishing and reviewing key strategic priorities and translating these into a comprehensive execution plan working with the Chief Executive Officer and the Board of Directors. This will include reviewing market trends, market size and outlook as well as our competitive positioning to identify profitable growth opportunities. The Investor Relations and Corporate Development functions will continue to report to Mr. De Luca.

Mr. West served as Chair of the Audit Committee of Organigram’s Board of Directors from December 2017 to February 2020 and also more recently, as a member of the Investment Committee. Mr. West was the Chief Financial Officer and Corporate Secretary of Partners REIT, an open-end real estate investment trust focused on managing a portfolio of retail community centres across Canada from 2014 until December 2019. He previously served as the Chief Financial Officer of Landdrill International, an international mining services Company with operations in Canada, Russia, Mongolia, and Mexico. Additionally, Mr. West served as the Vice-President of Accounting and Administration for Plazacorp Retail Properties Limited (renamed Plaza Retail REIT). Mr. West is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from Mount Allison University.

In concert with his appointment as Chief Financial Officer Mr. West has resigned from Organigram’s Board of Directors.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information; including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653